

August 29, 2012

Via E-mail
Ms. Maria Rueda
Chief Financial Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ 08542

>   **Re: Heartland Payment Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **File No. 001-32594**

Dear Ms. Rueda:

We have reviewed your letter dated August 8, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 25, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Part III (incorporated by reference from the definitive proxy statement filed April 6, 2012)

Executive Compensation

Annual Incentive Compensation, page 18

1.   We note your response to prior comment 5. It is unclear from your response and the disclosure in the definitive proxy statement if your executives' 2011 annual cash compensation was determined based solely on a review of company-wide operating income in 2011 or if you also considered other financial performance measures. If other measures were also considered, please specifically identify them in your response letter. Also, for each such measure disclose the 2011 performance goal or explain more

specifically how disclosure of such goals reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently specific information about your future operations and strategy from the disclosure of performance goals for a completed financial period to cause you competitive harm. In particular, since you disclose your 2011 operating income goal, explain why disclosure of other performance goals could lead to competitive harm.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief